AKERMAN SENTERFITT
One Southeast Third Avenue
28th Floor
Miami, Florida 33131
September 14, 2005
VIA EDGAR CORRESPONDENCE
Abby Adams
Office of Mergers & Acquisitions
United States Securities and Exchange Commission
Washington, D.C. 20549-0303

Re:	TIMCO Aviation Services, Inc.
Schedule TO-I filed on August 17, 2005
File No. 005-47239
Dear Ms. Adams:
     On behalf of TIMCO Aviation Services, Inc. (the “Company”), we hereby respond to the Commission staff’s comment letter dated September 1, 2005 regarding the Company’s Schedule TO-I.
     Please note that for the Staff’s convenience we have recited each of the comments in bold and provided the Company’s response immediately below the comment. Further, page numbers included in this letter refer to page numbers in the Offering Circular (the “Circular”) that is part of the Company’s Schedule TO-I, and capitalized terms not otherwise defined in this letter are as defined in the Circular.
Schedule TO-I
1.	Please provide your analysis regarding why the pro forma financial information required by Item 1010(b) of Regulation M-A is not material.

The Company has amended the Schedule TO to include a cross-reference to the “Capitalization” section of the Offering Circular, which includes the pro forma balance sheet information as of June 30, 2005. The Company does not believe that the offer and consent solicitation will have a material effect on the Company’s income statement due to the Company’s accounting for the Senior Notes under Statement of Financial Accounting Standards (“SFAS”) No. 15. Under SFAS No. 15, which applies to debt issued in troubled debt restructurings, the full carrying value of the PIK interest payable on the Senior Notes is already included in the carrying value of the Senior Notes as set forth on the Company’s balance sheet. Therefore, future PIK interest that will not be paid because the Senior Notes have been converted into equity in the offer has no material impact on the Company’s operating or net income.
Offer to Purchase
Cover Page
2.	Please revise to provide an approximate amount of common stock to be received for each series of notes as of the date of expiration.

The amount currently disclosed is the same amount that will be received as of the maturity date of the notes. Accordingly, no revision is necessary.

3.	Please revise to clarify how soon after this offering you intend to conduct the rights offering. Will note holders who participate in this offering have received their shares of common stock prior to the time you commence the rights offering?

As disclosed on page ii of the Circular, the Company intends to conduct the rights offering immediately following the completion of the offer and consent solicitation. Note holders who convert their Notes in the offer and consent solicitation will be record holders of Common Stock as of the record date for the rights offering, and will be able to participate in the rights offering.
Table of Contents, page iii
4.	Please revise the paragraph at the bottom of this page to eliminate the disclaimers. Also, please revise this section and the “Forward-Looking Statements” section on page 20 to clarify your obligation pursuant to Rules 13e-4-(c)(3) and 13e-4(e)(3) to amend the Schedule to reflect a material change in the information previously disclosed and disseminate notice of the change.

The Company has amended the Schedule TO-I to delete the disclaimers on page iii of the Circular. As discussed with you on September 2, 2005, no change is required to the “Forward-Looking Statements” section, as there are no disclaimers in that section.
Summary Historical Financial Date, page 11
5.	Please clarify if you have provided financial information for the periods ended June 30, 2004 and 2005 or March 31, 2004 and 2005. The captions in the table do not agree with the introductory paragraph.

The Company has amended the Schedule TO-I to clarify that the financial information is included as of June 30, 2005 and 2004.
6.	Revise to provide the book value per share as required by Item 1010(c) of Regulation M-A.

The Company has amended the Schedule TO-I to include the book value as required by Item 1010(c) of Regulation M-A.
Conditions to the Offer and Consent Solicitation, page 28
7.	Revise to clarify the “proceeding” to which you refer in the second bullet point. Also clarify the “major securities or financial market” you discuss in the fourth bullet point.

The Company has amended the Schedule TO-I as requested.
The Proposed Rights Offering, page 25
8.	We note the discussion here of the rights offering to be commenced soon after this offer closes and Mr. Harber’s ability to use amounts due to him under an outstanding note to exercise rights to purchase common stock in that offering. We note that you filed a Form S-1 to register rights and common stock to be issued in the rights offering on July 28, 2005. On page 26 of the Offer to Purchase you state, “There can be no assurance that any shares (other than shares issuable to Mr. Harber with respect to his use of the LJH Note to purchase shares) will be sold in the rights offering.” It appears from the disclosure that Mr. Harber may have already agreed to purchase shares through the rights offering. Please provide us your integration analysis.

The only agreement between Mr. Harber and the Company is that if the Company commences and closes the rights offering, Mr. Harber has indicated his intent to use the proceeds of the LJH Note to purchase shares in the rights offering. We do not believe that Mr. Harber has already contractually committed to purchase the shares through the rights offering. Since Mr. Harber has only indicated his intent to acquire the shares pursuant to the registration statement if offered, we believe that the offer to Mr. Harber will be made pursuant to the Form S-1 registration statement. Accordingly, we believe that the shares to be purchased by Mr. Harber in the rights offering can be registered on the Form S-1.
As requested, this confirms on behalf of the Company that:
•	the Company understands that it is responsible for the adequacy and accuracy of the disclosure in its SEC filings;

•	the Company understands that staff comments or changes to disclosure in response to staff comments does not foreclose the Commission from taking any action with respect to this filing; and

•	the Company understands that it may not assert staff comments as a defense in any of the preceding initiated by the Commission or any person under the federal securities laws of the United States.

*     *     *     *     *
     The Company believes that the responses provided above and the disclosures provided in Amendment No. 1 to Schedule TO-I fully address the questions outlined in the Commission staff’s comment letter dated September 1, 2005. Please address any questions to the undersigned at (954) 468-2446 or to Philip B. Schwartz at (305) 982-5604.
Sincerely,
AKERMAN SENTERFITT
/s/ Laurie L. Green
Laurie L. Green

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